Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2024 FINANCIAL RESULTS

Hong Kong – April 28, 2025 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal year ended December 31, 2024.

Balance Sheet Highlights at December 31, 2024*

•	$5.7 million in cash and cash equivalents, compared to $12.3 million at December 31, 2023, primarily as a result of a special one-time dividend issued in December 2024.

•      $5.6 million in working capital, compared to $11.1 million at December 31, 2023.

•      Book value per share was $0.43, compared to $0.86 at December 31, 2023.

* Balance Sheet highlights are amounts are presented in U.S. dollars ($) based on a conversion rate of $1.0: HK$7.8, while financial tables/amounts at the end of this release are in Hong Kong dollars (HK$).

Recent Developments

On December 20, 2024, the Company distributed a special one-time cash dividend of $0.35 per share to the holders of the Company’s ordinary shares as of December 13, 2024 record date, using the Company’s available cash and cash equivalents position which at June 30, 2024 was $12.2 million.

The Company also announced that it is currently in the process of applying for the liquidation of its BVI-incorporated subsidiaries: ‘Viewmount Development Limited,’ ‘Sun Ngai Spraying and Silk Print Co. Ltd.,’ and ‘Sun Terrace Industries Ltd.’ After the completion of liquidation, there will be no subsidiaries under Plastec Technologies, Ltd.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “Following the disposal of Sun Line Industrial Limited assets announced in November 2024 for HKD4.65 million, we made the strategic decision to further streamline and simplify the group’s organizational structure, given the limited operations at the three remaining subsidiaries. The streamlined structure gives us the ability to act quickly on any new opportunities that may arise in the future.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610 / azhang@equityny.com

Lena Cati, Senior Vice President

(212) 836-9611 / lcati@equityny.com

Plastec Technologies, Ltd.	Page 2
April 28, 2025

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$

Revenues	-	-	-

Operating expenses, net
Selling, general and administrative expenses	(3,326)	(3,084)	(4,813)
Other income	91	-	118
Total operating expenses, net	(3,235)	(3,084)	(4,695)

Loss from operations	(3,235)	(3,084)	(4,695)

Interest income	917	4,065	4,543
(Loss)/profit before income tax expense	(2,318)	981	(152)

Income tax expense	(907)	(1,047)	(7,758)
Net loss attributable to the Company’s shareholders	(3,225)	(66)	(7,910)
Comprehensive loss attributable to the Company’s shareholders	(3,225)	(66)	(7,910)

Net loss per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128

Basic net loss per share	HK$(0.25)	HK$(0.005)	HK$(0.61)

Diluted net loss per share	HK$(0.25)	HK$(0.005)	HK$(0.61)

Plastec Technologies, Ltd.	Page 3
April 28, 2025

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

December 31,	December 31,
2023	2024
HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	96,303	44,171
Deposits, prepayment and other receivables	4,269	-
Total current assets	100,572	44,171

Non-current assets
Property, plant and equipment, net	7	-
Intangible assets	438	-
Total non-current assets	445	-

Total assets	101,017	44,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	1,173	538
Tax payable	12,980	-
Total current liabilities	14,153	538

Total liabilities	14,153	538

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	60,744	17,513
Total shareholders’ equity	86,864	43,633

Total liabilities and shareholders’ equity	101,017	44,171

Plastec Technologies, Ltd.	Page 4
April 28, 2025

 PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$

Operating activities
Net loss	(3,225)	(66)	(7,910)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(423)	(715)	4,269
Other payables and accruals	(345)	398	(635)
Tax payables	907	1,047	(12,980)
Net cash (used in)/generated from operating activities	(3,086)	664	(17,256)

Investing activity
(Purchase)/Proceeds from disposal of plant and machinery	-	(7)	445
Net cash (used in)/generated from investing activity	-	(7)	445

Financing activity
Dividends paid	-	-	(35,321)
Net cash used in financing activity	-	-	(35,321)

Net (decrease)/increase in cash and cash equivalents	(3,086)	657	(52,132)

Cash and cash equivalents, beginning of year	98,732	95,646	96,303
Cash and cash equivalents, end of year	95,646	96,303	44,171

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	917	4,065	4,543
Income taxes paid	-	-	(16,930)